
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 15, 2009

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
900 36th Avenue NW, Suite 105
Norma, OK 73072

> **Re: Alliance Healthcard, Inc.**
> **Amended Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed October 14, 2009**
> **Amended Forms 10-Q for the Fiscal Quarters Ended**
> **December 31, 2008 and March 31, 2009**
> **Filed October 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed October 15, 2009**
> **File No. 000-30099**

Dear Ms. McKeown:

We have completed our review of your filings and have no further comments at this time.

Sincerely

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director